UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Charles Schwab Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

808513105

(CUSIP Number)

Jane Langford, Esq.

The Toronto-Dominion Bank

Toronto-Dominion Centre

P.O. Box 1

Toronto, Ontario M5K IA2

(856) 751-2721

Copy to:

Lee Meyerson, Esq.

Ravi Purushotham, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808513105	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON The Toronto-Dominion Bank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 175,778,751 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 175,778,751 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,778,751 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (2)
14	TYPE OF REPORTING PERSON BK

(1)	Beneficial ownership information for The Toronto-Dominion Bank is as of August 1, 2022.
(2)

Based on 1,817,057,306 shares of Common Stock outstanding as of April 29, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2022, plus the automatic conversion of 13,369,187 shares of Nonvoting Common Stock into Common Stock upon consummation of the 144 Sale (as defined herein).

CUSIP No. 808513105	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON TD Group US Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 174,285,043 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 174,285,043 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,285,043 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Beneficial ownership information for TD Group US Holdings LLC is as of August 1, 2022.
(2)

Based on 1,817,057,306 shares of Common Stock outstanding as of April 29, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2022, plus the automatic conversion of 13,369,187 shares of Nonvoting Common Stock into Common Stock upon consummation of the 144 Sale (as defined herein).

CUSIP No. 808513105	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON TD Luxembourg International Holdings SARL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 174,285,043 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 174,285,043 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,285,043 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Beneficial ownership information for TD Luxembourg International Holdings SARL is as of August 1, 2022.
(2)

Based on 1,817,057,306 shares of Common Stock outstanding as of April 29, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2022, plus the automatic conversion of 13,369,187 shares of Nonvoting Common Stock into Common Stock upon consummation of the 144 Sale (as defined herein).

CUSIP No. 808513105	SCHEDULE 13D	Page 5 of 11

This Amendment No. 1 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, initially filed on October 6, 2020 (the “Original Statement”, and as amended hereby, the “Statement”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of The Charles Schwab Corporation, a Delaware corporation (the “Issuer”).

The Statement is being filed by The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), TD Group US Holdings LLC, a Delaware limited liability company and a wholly-owned subsidiary of TD (“TD GUS”), and TD Luxembourg International Holdings SARL, a private limited liability company existing under the laws of Luxembourg and a wholly-owned subsidiary of TD GUS (“TD LIH” and, together with TD and TD GUS, the “TD Entities” or the “Reporting Persons”).

Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Statement. Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 1 shall have the respective meanings herein as are ascribed to such terms in the Original Statement.

Item 1.	Security and Issuer.

Item 1 of the Original Statement is hereby amended and supplemented by the following:

The address of the principal executive offices of the Issuer is The Charles Schwab Corporation, 3000 Schwab Way, Westlake, TX 76262.

Item 2.	Identity and Background.

The information set forth in the amended and restated Schedule I hereto is incorporated by reference in this amended Item 2.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and supplemented by the following:

In connection with the review by the TD Entities of their investment in the Issuer, the TD Entities determined to sell shares of Issuer Common Stock to provide capital for the proposed acquisition of Cowen Inc. by TD pursuant to a merger agreement announced on August 2, 2022. Accordingly, on July 31, 2022, TD LIH entered into a repurchase agreement with the Issuer (the “Repurchase Agreement”), pursuant to which the Issuer agreed to repurchase the maximum number of shares of Nonvoting Common Stock that would result in an aggregate purchase price not in excess of $1,000,000,000 (the “Repurchase”). The Repurchase was conditioned upon TD LIH executing a sale of at least 10,000,000 shares of Nonvoting Common Stock to one or more brokers pursuant to Rule 144 of the Securities Act of 1933, as amended (such sale, the “144 Sale”), by 10 p.m. New York City time on August 1, 2022, with the Repurchase Agreement providing that the per share purchase price to be paid by the Issuer would be equal to the lowest price per share at which any broker purchases from TD LIH in the 144 Sale.

On August 1, 2022, TD LIH executed the 144 Sale, selling 13,369,187 shares of Nonvoting Common Stock to a broker dealer pursuant to Rule 144 of the Securities Act of 1933, as amended, and also sold 15,030,813 shares of Nonvoting Common Stock directly to the Issuer pursuant to the Repurchase Agreement. The price per share in each of the foregoing transactions was $66.53 per share. Each share of Nonvoting Common Stock sold via the Repurchase or the 144 Sale is automatically converted simultaneously with the consummation of such transactions into one share of Common Stock in accordance with the Issuer’s certificate of incorporation. All shares of Common Stock received by the Issuer via the Repurchase will no longer be outstanding.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated as follows:

(a) and (b). As of August 1, 2022, the Reporting Persons may be deemed to have beneficially owned an aggregate of 175,778,751 shares of Common Stock, representing approximately 9.6% of the outstanding shares of Common Stock (based on the 1,817,057,306 shares of Common Stock outstanding as of April 29, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2022, plus the automatic conversion of 13,369,187 shares of Nonvoting Common Stock into Common Stock in connection with the 144 Sale).

TD LIH is the record and beneficial owner of 174,285,043 shares of Common Stock. TD GUS, as the sole owner of TD LIH, and TD, as the sole owner of TD GUS, may be deemed to be the beneficial owners of the shares of Common Stock held by TD LIH.

The 175,778,751 shares of Common Stock reported herein as beneficially owned by TD include 1,493,708 shares of Common Stock that may, as of August 1, 2022, be deemed to be beneficially owned directly by TD or indirectly through subsidiaries in connection with TD’s banking, securities, derivatives, asset management or similar businesses, including in client, brokerage and investment accounts.

Except for Mr. Levitt, Ms. Maidment, Mr. Masrani, and Ms. Goggins, none of the individuals listed on Schedule I beneficially own any shares of Common Stock. Mr. Levitt beneficially owns 25,740 shares of Common Stock, Ms. Maidment beneficially owns 37,658 shares of Common Stock, Mr. Masrani beneficially owns 3,894 shares of Common Stock, and Ms. Goggins beneficially owns 1,029 shares of Common Stock. In addition, Mr. Levitt and Mr. Masrani have each received the following awards in connection with their respective roles as directors of the Issuer: (i) 3,894 restricted stock units, each of which represents a contingent right to receive one share of Common Stock, and (ii) options to purchase, in the aggregate, 10,336 shares of Common Stock (which options have vested and are exercisable with respect to 1,407 shares of Common Stock but not yet with respect to the remaining 8,929).

The shares of Common Stock reported as beneficially owned herein exclude the 50,893,695 shares of the Issuer’s Nonvoting Common Stock held by TD LIH following the consummation of the Repurchase and the 144 Sale.

(c). Except as otherwise described in Item 4 of this Statement and the other transactions described in Schedule II attached hereto, which presents information as of August 1, 2022, none of the TD Entities nor, to the best of the TD Entities’ knowledge, any of the individuals named in Schedule I attached hereto, has engaged in any transaction in shares of Common Stock in the past 60 days.

(d) and (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby amended and supplemented by the following:

Repurchase Agreement

The description of the Repurchase Agreement in the amended Item 4 hereof is incorporated herein by reference. Such description does not purport to be complete and is qualified in its entirety by reference to the full text of the Repurchase Agreement, which is incorporated by reference as Exhibit 4 to this Statement and is incorporated herein by reference.

Other Arrangements

TD and certain of its subsidiaries may, from time to time and in the ordinary course of TD’s securities, derivatives, and similar businesses, borrow, lend, and/or sell short shares of Common Stock. As of August 1, 2022, TD and such subsidiaries were short 1,655 shares of Common Stock in the aggregate.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Statement is hereby amended and supplemented as follows:

Exhibit Number	Description of Exhibit

4	Repurchase Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2022

THE TORONTO-DOMINION BANK

By:	/s/ Barbara Hooper
Name:	Barbara Hooper
Title:	Senior Executive Vice President, Treasury and Enterprise Strategy

TD GROUP US HOLDINGS LLC

By:	/s/ Mark Chauvin
Name:	Mark Chauvin
Title:	President and Chief Executive Officer

TD LUXEMBOURG INTERNATIONAL HOLDINGS SARL

By:	/s/ Scott Ferguson
Name:	Scott Ferguson
Title:	Authorized Signatory

SCHEDULE I

INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS

OF TD AND TD LIH

Name	Present Principal Occupation or Employment and Address
THE TORONTO-DOMINION BANK

DIRECTORS

Cherie L. Brant (Canadian Citizen)	Partner, Borden Ladner Gervais LLP 22 Adelaide Street West, Suite 3400 Toronto, Ontario M5H 4E3

Amy W. Brinkley (U.S. Citizen)	Consultant, AWB Consulting, LLC 2225 Sharon Lane Charlotte, North Carolina 28211

Brian C. Ferguson (Canadian Citizen)	Corporate Director, and former President & Chief Executive Officer, Cenovus Energy Inc. 600 Princeton Way SW #505 Calgary, Alberta T2P 5N4

Colleen A. Goggins (U.S. Citizen)	Corporate Director, and retired Worldwide Chairman, Consumer Group, Johnson & Johnson 7 Constitution Hill East Princeton, New Jersey 08540

Jean-René Halde (Canadian Citizen)	Corporate Director and retired President and Chief Executive Officer, Business Development Bank of Canada 2813 rue des Outardes Saint-Laurent, Quebec H4R 0H5

David E. Kepler (U.S. Citizen)	Corporate Director and retired Executive Vice President, The Dow Chemical Company 912 Turtle Cove Sanford, Michigan 48657

Brian M. Levitt (Canadian Citizen)	Board Chair, The Toronto-Dominion Bank, and former non-executive Vice Chair, Osler, Hoskin & Harcourt LLP P.O. Box 1, TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

Alan N. MacGibbon (Canadian Citizen)	Corporate Director, and retired Managing Partner and Chief Executive, Deloitte LLP (Canada) 15 Birkbank Drive Oakville, Ontario L6J 4Z1

Karen E. Maidment (Canadian Citizen)	Corporate Director, and former Chief Financial and Administrative Officer, BMO Financial Group 92 Salisbury Avenue Cambridge, Ontario N1S 1J5

Bharat B. Masrani (Canadian and U.K. Citizen)	Group President and Chief Executive Officer, The Toronto-Dominion Bank P. O. Box 1, TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

Nadir H. Mohamed (Canadian Citizen)	Corporate Director, and former President and Chief Executive Officer, Rogers Communications Inc. 88 Davenport Road, Suite PH2A Toronto, Ontario M5R 0A5

Claude Mongeau (Canadian Citizen)	Corporate Director, and former President and Chief Executive Officer, Canadian National Railway Company 195 Maplewood Ave. Outremont, Quebec H2V 2M6

S. Jane Rowe (Canadian Citizen)	Vice Chair, Investments, Ontario Teachers’ Pension Plan Board 5650 Yonge Street, Toronto, Ontario M2M 4H5

Nancy G. Tower (Canadian Citizen)	Former President & Chief Executive Officer, Tampa Electric Company 1550 Dresden Row, Unit 1605 Halifax, Nova Scotia B3J 4A2

EXECUTIVE OFFICERS

Riaz Ahmed (Canadian Citizen)	President & Chief Executive Officer, TD Securities

Ajai Bambawale (Canadian Citizen)	Group Head and Chief Risk Officer, TD Bank Group

Raymond Chun (Canadian Citizen)	Group Head, Wealth and Insurance, TD Bank Group

Paul Douglas (Canadian Citizen)	Group Head, Canadian Business Banking, TD Bank Group

Barbara Hooper (Canadian Citizen)	Senior Executive Vice President, Treasury and Enterprise Strategy, TD Bank Group

Greg Keeley (U.S. Citizen)	Senior Executive Vice President, Platforms and Technology, TD Bank Group

Kenn Lalonde (Canadian Citizen)	Senior Executive Vice President and Chief Human Resources Officer, TD Bank Group

Jane A. Langford (Canadian Citizen)	Executive Vice President and General Counsel, TD Bank Group

Bharat B. Masrani (Canadian and U.K. Citizen)	Group President and Chief Executive Officer, TD Bank Group

Christine Morris (Canadian Citizen)	Senior Executive Vice President, Transformation, Enablement and Customer Experience, TD Bank Group

Anita O’Dell (U.S. Citizen)	Senior Vice President and Chief Auditor, TD Bank Group

Michael Rhodes (U.S. Citizen)	Group Head, Canadian Personal Banking, TD Bank Group

Leovigildo Salom (Canadian and U.S. Citizen)	Group Head, U.S. Retail, TD Bank Group, and President and CEO, TD Bank, America’s Most Convenient Bank®

Kelvin Vi Luan Tran (Canadian Citizen)	Senior Executive Vice President and Chief Financial Officer, TD Bank Group

TD LUXEMBOURG INTERNATIONAL HOLDINGS SARL

DIRECTORS

Ross Turner (Canadian and U.K. Citizen)	Board Manager TD Luxembourg International Holdings SARL 8-10 avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg R.C.S. Luxembourg: B 154.812

Scott Ferguson (Canadian Citizen)	Board Manager TD Luxembourg International Holdings SARL 8-10 avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg R.C.S. Luxembourg: B 154.812

SCHEDULE II

Additional 60 Day Trading History

Date	Number of Shares Purchased / Sold	Average Price Per Share ($)
5/05/2022	(600)	$69.85
5/06/2022	(2,097)	$67.85
5/09/2022	46	$64.13
5/10/2022	(100)	$64.58
5/11/2022	(358)	$65.12
5/12/2022	273	$64.95
5/13/2022	141	$65.61
5/16/2022	22	$64.04
5/17/2022	59	$65.20
5/18/2022	(7,018)	$63.27
5/19/2022	(6,588)	$62.66
5/20/2022	(126)	$63.28
5/23/2022	100	$65.27
5/24/2022	237	$63.60
5/25/2022	(100)	$66.11
5/26/2022	(631)	$68.79
5/27/2022	4,593	$70.59
5/31/2022	1,543	$70.10
6/01/2022	(7,509)	$69.57
6/02/2022	(517)	$71.62
6/03/2022	100	$70.41
6/06/2022	(816)	$68.07
6/07/2022	268	$67.50
6/08/2022	917	$65.73
6/09/2022	(10,684)	$64.25
6/10/2022	(25,447)	$62.22
6/13/2022	(120)	$60.21
6/14/2022	(13,229)	$61.11
6/15/2022	(10,020)	$61.51
6/16/2022	(9,593)	$60.83
6/17/2022	1,776	$60.02
6/21/2022	(3,031)	$62.40
6/22/2022	4,601	$62.44
6/23/2022	20	$61.95
6/24/2022	119	$64.30
6/27/2022	(21,797)	$64.15
6/28/2022	9,315	$64.18
6/29/2022	372	$63.64
6/30/2022	(30,714)	$63.18
7/01/2022	21	$63.92
7/05/2022	438	$63.14
7/06/2022	706	$63.43
7/07/2022	9,045	$64.24
7/08/2022	(300)	$64.36
7/11/2022	46	$62.94
7/12/2022	(72)	$62.25
7/13/2022	123	$61.57
7/14/2022	(17,723)	$60.57
7/15/2022	0	N/A
7/18/2022	40	$61.24
7/19/2022	420	$63.20
7/20/2022	293	$62.73
7/21/2022	441	$63.10
7/22/2022	(81)	$63.09
7/25/2022	7	$63.62
7/26/2022	(57)	$61.17
7/27/2022	(6)	62.23
7/28/2022	150	$67.02
7/29/2022	272	$69.25
8/01/2022	0	N/A

The above trades were effected in the open market by TD directly or indirectly through subsidiaries in connection with TD’s banking, securities, derivatives, asset management or similar businesses, including in client, brokerage and investment accounts.